Mail Stop 6010

      September 13, 2005

Mr. Steven Strasser
President and CEO
Power Efficiency Corporation
3900 Paradise Road, Suite 283
Las Vegas, NV 89109

      Re:	Power Efficiency Corporation
Form 10-KSB for the Year Ended December 31, 2004
Form 10-KSB/A for the Year Ended December 31, 2004
Forms 10-QSB for the Quarters Ended March 31, 2005 and June 30,
2005
		File No. 000-31805

Dear Mr. Strasser:

      We have reviewed your filings and have the following comment.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your Form 10-
KSB/A for the Year Ended December 31, 2004 in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2004

General

1. Rule 12b-15 of the Exchange Act states that amendments filed pursuant to this section must set forth the complete text of each item as amended. Please amend to include all of the information required by Items 6 and 7 of the Form 10-KSB, including the report of your independent registered public accounting firm. In addition, please note the requirements of Rule 12b-15 of the Exchange Act, which states that you must also include new certifications with your amended report.

      As appropriate, please amend your Form 10-KSB/A for the Year Ended December 31, 2004 and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or Kevin Vaughn, Reviewing Accountant, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-
3327.


      Sincerely,


      Michele Gohlke
      Branch Chief
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Mr. Steven Strasser
Power Efficiency Corporation
September 13, 2005
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